UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

MFS Government Markets Income Trust

(Name of Issuer)
Closed-End Mutual Fund

(Title of Class of Securities)
552939100

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552939100	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS 1607 Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,430,751
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,430,751
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,430,751
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 552939100	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS The Walt Disney Company Retirement Plan Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,815,831
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,815,831
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,831
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 552939100	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

MFS Government Markets Income Trust

(b) Address of Issuer’s Principal Executive Offices

111 Huntington Avenue

Boston, Massachusetts 02199

Item 2.	(a) Name of Person Filing

1607 Captial Partners, LLC

The Walt Disney Company Retirement Plan Master Trust

(b) Address of Principal Business Office, or, if none, Residence

1607 Capital Partners, LLC

13 S. 13th Street, Suite 400

Richmond, Virginia 23219

The Walt Disney Company Retirement Plan Master Trust

500 South Buena Vista Street

Burbank, CA 91521-050

(c) Citizenship

Please refer to Item 4 on each cover sheet for each filing person

(d) Title of Class of Securities

Closed-End Mutual Fund

(e) CUSIP No.:

552939100

CUSIP No. 552939100	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☒	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 552939100	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1607 Capital Partners, LLC, an investment adviser, is the beneficial owner of these shares based on having voting power which includes the power to vote, or to direct the voting of, such security and investment power which includes the power to dispose, or to direct the disposition of, such security. The Walt Disney Company Retirement Plan Master Trust is a client of 1607 Capital Partners, LLC and is the beneficial owner of shares solely due to being able to terminate without condition the investment management agreement with 1607 Capital Partners, LLC in less than sixty days.

1607 Capital Partners, LLC

(a) Amount beneficially owned: 3,430,751

(b) Percent of class: 10.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,430,751

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,430,751

(iv) Shared power to dispose or to direct the disposition of: 0

The Walt Disney Company Retirement Plan Master Trust

(a) Amount beneficially owned: 1,815,831

(b) Percent of class: 5.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,815,831

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,815,831

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

1607 Capital Partners' clients that hold these securities in their investment advisory accounts managed by 1607 Capital Partners, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. The Walt Disney Company Retirement Plan Master Trust is the only client account that has an interest in the securities reported herein that exceeds 5%.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 552939100	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

1607 Capital Partners, LLC

By:	/s/ Bryan Huntley
	Name:	Bryan Huntley
	Title:	Partner, Finance and Operations/Chief Compliance Officer

The Walt Disney Company Retirement Plan Master Trust

By:	/s/ Larry Goldsmith
	Name:	Larry Goldsmith
	Title:	VP - Pension & Investments

CUSIP No. 552939100	SCHEDULE 13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

Date: January 10, 2019

1607 Capital Partners, LLC

By:	/s/ Bryan Huntley
	Name:	Bryan Huntley
	Title:	Partner, Finance and Operations/Chief Compliance Officer

The Walt Disney Company Retirement Plan Master Trust

By:	/s/ Larry Goldsmith
	Name:	Larry Goldsmith
	Title:	VP - Pension & Investments